Exhibit 99.1

FLJ Group Limited Announces ADS Ratio Change

SHANGHAI, China, October 27, 2023 (GLOBE NEWSWIRE) -- FLJ Group Limited (NASDAQ: FLJ) (the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares has been adjusted from one (1) ADS representing one hundred and fifty (150) Class A ordinary share to one (1) ADS representing fifteen thousand (15,000) Class A ordinary shares (the “ADS Ratio Change”), effective as of November 2, 2023. The ADS Ratio Change reflects the share subdivision on a 1 to 100 basis authorized by its shareholders in its annual general meeting held on September 18, 2023.

About FLJ Group Limited

FLJ Group Limited is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-10-5900-1548

E-mail: rene.vanguestaine@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com